                                                                  BART BARTHOLDT
                                                                  (206) 340-9647
September 22, 2008                                     bbartholdt@grahamdunn.com



VIA EDGAR

Mr. David Lyon
Senior Financial Analyst
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628
Mail Stop 4561


RE:  GLACIER BANCORP, INC. ("GLACIER")
     REGISTRATION STATEMENT ON FORM S-4 FILED SEPTEMBER 12, 2008 ("FORM S-4") FILE NUMBER 333-153458

Dear Mr. Lyon:

Pursuant to our earlier telephone conversations, we understand that the Staff of the Commission will not review the above-referenced Form S-4, but has monitored the Form S-4. In the course of such monitoring, you have provided us with certain comments and suggestions. Pursuant to your correspondence to Glacier dated September 18, 2008, and our telephone conversations of September 19, 2008 and today, Glacier has revised the cover page of the proxy statement/prospectus contained in the Form S-4, and has added certain disclosure to the Summary regarding the SJ Bancorp Closing Capital.

The revised cover page is attached hereto as Exhibit 1. Additionally, the proxy statement/prospectus has been revised by adding the following disclosure, which will be the third paragraph in the section of the Summary entitled "What SJ Bancorp Shareholders Will Receive in the Merger":

         "Assuming for purposes of illustration only that the merger had closed on September 1, 2008, the SJ Bancorp Closing Capital determined in accordance with the merger agreement would have been approximately $11,223,000. This estimate is based on certain assumptions regarding SJ Bancorp's transaction fees and balance sheet adjustments, and does not take into account SJ Bancorp's earnings from September 1, 2008 to the actual merger closing date. Based

September 22, 2008
Page 2

on SJ Bancorp's earnings projections, assuming, for purposes of illustration only, that the merger closes on November 30, 2008, the SJ Bancorp Closing Capital would exceed $11,350,000."

The revisions to the Glacier Form S-4 described above will be reflected, with updated information as appropriate, in the final proxy statement/prospectus, which will be filed with the Commission pursuant to Rule 424.

We trust the foregoing is responsive to your suggestions.

Glacier will provide the Commission with a written request for acceleration of the effectiveness of the Form S-4 under separate correspondence.

Thank you for your assistance.

Sincerely,

GRAHAM & DUNN PC

/s/ Bart Bartholdt

Bart Bartholdt



Enclosures
cc:      Michael J. Blodnick, Glacier Bancorp, Inc. (w/ Encl)
         Stephen M. Klein, Esq. (w/ Encl)
M38934-1096742

                                                                       Exhibit 1

PROXY STATEMENT                                                    PROSPECTUS OF
OF BANK OF THE SAN JUANS BANCORPORATION                    GLACIER BANCORP, INC.

                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

Dear Bank of the San Juans Bancorporation Shareholders:

         The boards of directors of Bank of the San Juans Bancorporation and Glacier Bancorp, Inc. have agreed on a merger of SJ Bancorp with and into Glacier Bancorp. When the merger occurs, Bank of the San Juans, SJ Bancorp's subsidiary, will continue to operate as Bank of the San Juans with the same management, but as a wholly owned subsidiary of Glacier.

         Under the terms of the Plan and Agreement of Merger, dated August 19, 2008, Glacier will pay to SJ Bancorp shareholders, a total of 640,000 shares of Glacier common stock, plus a cash payment equal to $9,000,000, with the cash portion of the merger consideration being subject to adjustment as described in the attached proxy statement/prospectus.

         Each outstanding share of SJ Bancorp common stock will be exchanged for a fixed number of shares of Glacier common stock and a fixed amount of cash. The total cash portion of the merger consideration will be reduced, on a dollar for dollar basis, by the amount, if any, that SJ Bancorp's "Closing Capital" is less than $11,350,000. If SJ Bancorp's Closing Capital exceeds $11,350,000, SJ Bancorp may distribute the amount of the excess to its shareholders immediately prior to the closing of the merger. Assuming for purposes of illustration only that the cash payment made by Glacier is $9,000,000 and that all SJ Bancorp stock options are exercised prior to the merger, you will receive $52.66 in a combination of $18.004 in cash and 1.2803 Glacier common stock for each of your SJ Bancorp shares. This valuation is based on the $27.07 closing price of Glacier common stock on September 18, 2008. Assuming the exercise of all stock options, SJ Bancorp shareholders will own approximately 1.2% of Glacier's outstanding common stock following the merger. The most recent trade in SJ Bancorp common stock, which occurred in March 2008 pursuant to SJ Bancorp's buy-sell agreement, was at $22.95.

         Your board of directors believes the terms of the merger are fair and in the best interest of SJ Bancorp and its shareholders. In reaching this decision, the board considered numerous factors as described in the attached proxy statement/prospectus, including the receipt of a fairness opinion from Sandler O'Neill & Partners, L.P.

         We will hold a special shareholders' meeting to vote on the merger proposal. THE SJ BANCORP SPECIAL SHAREHOLDERS' MEETING WILL BE HELD ON ___________, NOVEMBER __, 2008, AT ______ __.M. LOCAL TIME, AT _____________,
DURANGO, COLORADO. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed form of proxy.

         On behalf of the SJ Bancorp board of directors, I recommend that you vote FOR approval of the merger.


                                               Arthur C. Chase Jr.
                                               Chief Executive Officer


NEITHER THE FEDERAL DEPOSIT INSURANCE CORPORATION, SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE SECURITIES TO BE ISSUED BY GLACIER OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

THE SHARES OF GLACIER COMMON STOCK TO BE ISSUED IN THE MERGER ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL DEPOSIT INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY. SUCH SHARES ARE NOT GUARANTEED BY GLACIER OR SJ BANCORP AND ARE SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

                             ----------------------

 This proxy statement/prospectus is dated October __, 2008, and is first being mailed to SJ Bancorp's shareholders on October __, 2008.